ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

March 5, 2019

Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Christina Fettig

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

Responses to Comments on Certified Shareholder Report on Form N-CSR for the fiscal year ended September 30, 2018

Dear Ms. Fettig,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) to respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received via telephone on February 4, 2019 regarding the Annual Report to Shareholders for the year ended September 30, 2018 (the “Report”) filed on Form N-CSR on December 12, 2018.

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

Comments:

1.

Comment: In future annual reports, if a Fund’s performance was materially affected by exposure to derivatives during the period covered by the report, please provide a discussion of the exposure’s effect on the Fund’s performance in the Management’s Discussion of Fund Performance section of the Report pursuant to Item 27(b)(7)(i).

Response: The Funds confirm that they will continue to consider whether the use of derivatives materially affected their performance for purposes of the disclosure included in the Management’s Discussion of Fund Performance section and will include related disclosure when appropriate in accordance with Item 27(b)(7)(i).

2.

Comment: The Schedules of Investments for Artisan Global Value Fund and Artisan Small Cap Fund show that, for each of the past three years, the Funds had more than 25% of their total assets invested in the information technology sector and the financial sector, respectively. If a Fund has more than 25% of its assets invested in a single sector, the Staff would generally expect to see a corresponding principal risk disclosure in the Fund’s registration statement. Accordingly, please consider adding risk disclosure to the Funds’ registration statement relating to the information technology and financial sectors, respectively.

Response: The Funds note that each of Artisan Global Value Fund and Artisan Small Cap Fund currently have risk disclosure regarding the risks of emphasizing a region, country, sector or industry. However, the Funds will continue to consider whether additional risk disclosure is appropriate in light of each Fund’s principal investment strategies.

3.

Comment: Artisan High Income Fund’s Schedule of Investments indicates that the Fund invested 22.5% of its total net assets in bank loans during the reporting period. Please confirm that any consent, fee, or amendment income generated from these loans will be disclosed separately from the interest income in the Statement of Operations pursuant to Regulation S-X, Rule 6-07(1).

Response: The Funds confirm that any consent, fee, or amendment income generated from loans will be disclosed to the extent required under Regulation S-X.

4.

Comment: With respect to the Statement of Operations within the Report, please confirm that any non-cash dividends will be separately presented if they are greater than 5% of a Fund’s total income pursuant to Regulation S-X, Rule 6-07(1).

Response: The Funds confirm that any non-cash dividends will be separately presented to the extent required under Regulation S-X.

5.

Comment: Regulation S-X, Rule 12-12, footnote 9 (the “Rule”) requires registrants to indicate by an appropriate symbol (e.g., tick mark) in the Fund’s Schedule of Investments each investment the value of which was determined using significant unobservable inputs. However, the Schedules of Investments in the Report appear to indicate both Level 2 and Level 3 securities, as categorized in Note 4 of the Notes to Financial Statements, as being fair valued. Please explain how such disclosure and categorizations comply with the Rule. Additionally, in future filings, please categorize the investments listed in the Fair Value Measurements hierarchy chart with the same level of disaggregation as contained in the Schedule of Investments.

Response: The Funds included a footnote on each investment that was fair valued (including all investments that were valued using significant unobservable inputs). The footnote indicated to see Note 4 in the Notes to Financial Statements, which included detailed information on each investment that was valued using significant unobservable inputs. In future shareholder reports, the Funds will add a new footnote in the Schedule of Investments to each investment that was valued using significant unobservable inputs. The Funds believe that the fair value footnote in the Schedule of Investments and information provided in the Fair Value Measurements hierarchy chart together provide the information required to be included in the Report in a manner that is useful to the reader and respectfully disagree that further disaggregation is required.

6.

Comment: It is noted in Note 5 to the Notes to Financial Statements to the Report that each Fund paid a portion of the transfer agent and authorized agent fees incurred during the reporting period. The remaining balance of the fees was paid by Artisan Partners Limited Partnership (“Artisan Partners”), the Funds’ investment adviser. Please explain the accounting treatment for the fees paid by Artisan Partners (e.g., fee waiver, reimbursement, etc.).

Response: Pursuant to the terms of the arrangements with certain financial intermediaries and as disclosed in the Funds’ registration statement, Artisan Partners may pay authorized agents for accounting and shareholder services (to the extent those fees are not paid by a Fund) and for distribution and marketing services performed with respect to the Funds. Those payments are not made by the Funds nor are they considered fee waivers or reimbursements—they are paid directly by Artisan Partners at its own expense.

7.

Comment: It is noted in Note 7 in the Notes to Financial Statements that a Fund may invest in derivatives for any purpose consistent with its investment objective and guidelines. In future filings, please tailor the derivatives disclosure to more specifically describe how the Funds used derivatives during the reporting period.

Response: The Funds confirm that they will tailor the disclosure to be more specific with respect to the Funds’ use of derivatives in future shareholder reports.

8.

Comment: The Staff notes that, in Note 11 in the Notes to Financial Statements, the column total for Artisan International Value Fund’s Net Increase (Decrease) in Unrealized Appreciation (Depreciation) differs from the line item on page 78 of the Report in the Statement of Operations for the net increase (decrease) in unrealized appreciation or depreciation on investments from affiliated issuers. Please explain the difference in the figures provided.

Response: In response to this comment, the Funds conducted a review of the difference in Note 11 in the Notes to Financial Statements column total for Artisan International Value Fund’s net increase (decrease) in unrealized appreciation (depreciation) versus the Statement of Operations and Statement of Changes in Net Assets for the net increase (decrease) in unrealized appreciation or depreciation on investments from affiliated issuers and concluded that differing methodologies were used when calculating the figures.

In the Statement of Operations and Statement of Changes, the net increase (decrease) in unrealized appreciation or depreciation on investments from affiliated issuers was calculated by utilizing the period end total market value and cost of affiliated issuers on the Statement of Assets and Liabilities year over year:

9/30/2018
Market value, affiliated	$943,985
Cost, affiliated	$437,730

Unrealized, affiliated		$506,255
9/30/2017
Market value, affiliated	$349,549
Cost, affiliated	$234,374

Unrealized, affiliated		$115,175

Change in Unrealized		$391,080

This methodology shifted the original cost of each issuer that was added or removed as an affiliate during the period between the unaffiliated issuer and affiliated issuer buckets rather than its cost at the start of the year.

In Note 11 in the Notes to Financial Statements, the net increase (decrease) in unrealized appreciation (depreciation) was derived from taking security level market value and cost information at 9/30/18 and 9/30/17 in order to calculate the correct change in unrealized for identified affiliates for fiscal 2018.

The following is a comparison of the balances for Artisan International Value Fund’s Statement of Operations and Statement of Changes in Net Assets based on the two methodologies that were utilized:

Dollar values in thousands	As Reported	Note 11 Methodology	Difference
Net increase (decrease) in unrealized appreciation or depreciation on:
Investments, from unaffiliated issuers	$(1,597,541)	$(1,149,459)	$448,100
Investments, from affiliated issuers	391,080	(57,020)	(448,100)
Foreign currency forward contracts	17,891	17,891	0
Foreign currency related transactions	(471)	(471)	0
Total decrease in unrealized appreciation or depreciation	(1,189,041)	(1,189,041)	0

An analysis was conducted as to whether the misclassified numbers required correction of the Report. The Funds determined that the misclassifications were immaterial and did not require correction of the Report because they did not impact any information disclosed in the financial highlights (including, net assets, net asset value per share, total expense ratios and total return) or the aggregate appreciation (depreciation) in the Statement of Operations and Statement of Changes in Net Assets and only impacted unrealized appreciation or depreciation between unaffiliated and affiliated issuers. The information was also correctly stated in Note 11.

In response to this comment and our findings, the Funds discussed the incorrect coding methodology with the prior accounting agent and added review procedures to ensure that misclassifications of this nature do not occur in future reports.

9.

Comment: With respect to the Line of Credit Arrangements in the Notes to Financial Statements within the Report, please disclose in future filings the average amount borrowed and the average interest rate for the year pursuant to Regulation S-X, Rule 6-07(3).

Response: The Funds confirm they will include the average amount borrowed and the average interest rate in future shareholder reports to the extent required under Regulation S-X.

* * * * *

Please do not hesitate to call me at 202-626-3909 if you have any questions or require additional information.

Regards,

/s/ Nathan D. Briggs
Nathan D. Briggs

CC:	Sarah A. Johnson

John M. Loder

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